X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 MAR 13 AM 8:27

02015800

SUPPL

February 26, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated February 26, 2002). Also enclosed is X-Cal's Quarterly Report for the period ended December 31, 2001.

Thank you.

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

3/13

X-Cal Resources Ltd.

TSE/XCL **February 26, 2002**

Quarterly Report

Presentations Scheduled for Five Cities

X-Cal Resources Ltd. is scheduled to make presentations in New York, Toronto, Paris, Geneva and Zurich. Highlights of the Sleeper Gold database will be shown as part of the presentation.

The entire Sleeper database is being made available to the global geologic community and will be accompanied by an awards program to encourage feedback to the Company. The release of the database in combination with the presentations is expected to create an increased awareness of the tremendous potential of this Nevada gold property within both the geologic and investment communities. Distribution of the data sets begins this week.

X-Cal is debt-free and will continue to finance at appropriate times, for the purpose of advancing our gold properties.

- Sleeper is one of the premier gold properties in North America.
- We are awaiting a proposal on our Mill Creek property in Nevada, which is under review by three major companies.
- The annual assessment work on our Snowbird Gold Property is being carried out at this time.
- Members of the geologic community and investment community with the technical capacity to view the massive database for the Sleeper Gold Project, located in Humboldt County, Nevada, are reminded to contact X-Cal for complete project data.

Consolidations in the gold industry have created large companies with large reserve replacement requirements. X-Cal Resources Ltd. is well positioned with projects relevant to today's gold industry.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

02 MAR 13 AM 8:27

X-Cal Resources Ltd.

Third Quarter Report (Unaudited)
For the 9 months ended December 31, 2001

PO Box 48479, Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
Website: www.x-cal.com

X-Cal Resources Ltd.

TSE/XCL **February 26, 2002**

Quarterly Report

Presentations Scheduled for Five Cities

X-Cal Resources Ltd. is scheduled to make presentations in New York, Toronto, Paris, Geneva and Zurich. Highlights of the Sleeper Gold database will be shown as part of the presentation.

The entire Sleeper database is being made available to the global geologic community and will be accompanied by an awards program to encourage feedback to the Company. The release of the database in combination with the presentations is expected to create an increased awareness of the tremendous potential of this Nevada gold property within both the geologic and investment communities. Distribution of the data sets begins this week.

X-Cal is debt-free and will continue to finance at appropriate times, for the purpose of advancing our gold properties.

- Sleeper is one of the premier gold properties in North America.
- We are awaiting a proposal on our Mill Creek property in Nevada, which is under review by three major companies.
- The annual assessment work on our Snowbird Gold Property is being carried out at this time.
- Members of the geologic community and investment community with the technical capacity to view the massive database for the Sleeper Gold Project, located in Humboldt County, Nevada, are reminded to contact X-Cal for complete project data.

Consolidations in the gold industry have created large companies with large reserve replacement requirements. X-Cal Resources Ltd. is well positioned with projects relevant to today's gold industry.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 **Fax: (604) 688-7740**

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.

X-Cal Resources Ltd.
Consolidated Balance Sheets
(unaudited)

		December 31, 2001		March 31, 2001
Assets				
Current				
Cash and term deposits	$	74,617	$	2,002
Receivables and prepayments		29,847		13,805
		104,464		15,807
Notes receivable		53,770		149,016
Mineral property interests (see attached schedule)		14,650,482		14,271,714
Capital assets		24,935		41,031
	$	14,833,651	$	14,477,568
Liabilities				
Current				
Payables and accruals	$	134,457	$	134,955
Shareholders' Equity				
Capital stock (note 3)		23,232,077		22,639,447
Deficit		(8,532,883)		(8,296,834)
		14,699,194		14,342,613
	$	14,833,651	$	14,477,568

(See accompanying notes to the consolidated financial statements.)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

X-Cal Resources Ltd.
Consolidated Statements of Loss and Deficit
(unaudited)

	Three Months Ended December 31		Nine Months Ended December 31	
	2001	2000	2001	2000
Revenues				
Interest and other income	$ 689	$ 1,108	$ 856	$ 5,937
General and administrative (see attached schedule)	103,018	93,919	236,905	302,001
Net loss for the period	$ (102,329)	$ (92,811)	$ (236,049)	$ (296,064)
Net loss per share (Basic and Diluted – note 2)	$ (0.002)	$ (0.002)	$ (0.005)	$ (0.007)
Deficit, beginning of period	$ (8,430,554)	$ (8,063,244)	$ (8,296,834)	$ (7,859,991)
Net loss for the period	(102,329)	(92,811)	(236,049)	(296,064)
Deficit, end of period	$ (8,532,883)	$ (8,156,055)	$ (8,532,883)	$ (8,156,055)

(See accompanying notes to the consolidated financial statements.)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

	Three Months Ended December 31		Nine Months Ended December 31	
	2001	2000	2001	2000
Cash derived from (applied to)				
Operating				
Net loss	$ (102,329)	$ (92,811)	$ (236,049)	$ (296,064)
Depreciation	3,972	5,837	11,918	14,823
	(98,357)	(86,974)	(224,131)	(281,241)
Changes in non-cash working capital items:				
Receivables and prepayments	(273)	4,574	(16,042)	17,017
Payables and accruals	33,909	20,703	(498)	9,493
	(64,721)	(61,697)	(240,671)	(254,731)
Financing				
Shares issued for cash	119,400	250,000	425,130	650,000
Investing				
Notes receivable	1,230	(13,700)	95,246	(47,200)
Mineral property interest	(203)	(447,418)	(206,089)	(690,730)
Acquisition of capital assets	-	-	(1,001)	(3,641)
	1,027	(461,118)	(111,844)	(741,571)
Net increase (decrease) in cash	55,706	(272,815)	72,615	(346,302)
Cash and term deposits				
Beginning of period	18,911	322,612	2,002	396,099
End of period	$ 74,617	$ 49,797	$ 74,617	$ 49,797
Non-cash investing and financing activities				
Issue of shares to acquire and explore mineral property interests	$ -	$ -	$ 167,500	$ 2,054,997
Depreciation capitalized in mineral property interests	$ 1,727	$ 305	$ 5,179	$ 3,604

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

Supplemental Disclosure of Non-Cash Investing Activities:

Sleeper Gold Project

On April 24, 2000 the Company signed an Amended Option Agreement with Kinross Gold Corporation which extended the period in which the Company may purchase all of the Kinross interest in the joint venture until September 30, 2000. As part of this Amended Option Agreement the Company issued 5.4 million common shares of the Company to Kinross.

Subsequently, on October 13, 2000 the Company signed a First Amendment to the Amended Option Agreement with Kinross, which extended the period by which the Company may purchase all of Kinross' interest in the joint venture to January 31, 2001. Under the terms of the agreement the Company paid US $250,000 of a US $2 million initial reclamation payment with the balance to be paid by January 31, 2001. The date for paying the US $1,750,000 balance was subsequently extended to December 31, 2001 by an agreement dated June 26, 2001. As of June 30, 2001 the Company has issued 1,500,000 common shares as consideration for this extension.

On December 18, 2001 the Company signed an agreement with Kinross to extend the Option until December 30, 2003, for no additional consideration.

1. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by X-Cal Resources Ltd. (the "Company") as set out in the audited financial statements for the year ended March 31, 2001. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended March 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2. Change in Accounting Policy

During the quarter ended June 30, 2001 the Company adopted the new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants with respect to loss per share. This new policy has been applied retroactively and the adoption of this policy has no material effect on the Company's financial statements.

3. Capital Stock Information at December 31, 2001

Authorized: 100,000,000 without par value
Issued and outstanding: 50,956,083
Fully diluted: 59,837,589

4. Related Party Transaction

During the nine months ended December 31, 2001 the Company incurred legal fees of $9,000 to a law firm with which a director of the Company is associated.

5. Private Placement

During the six months ended September 30, 2001 the Company issued 1,539,839 common shares for net proceeds of $305,730 from the private placement announced on June 27, 2001.

6. Subsequent Events

Effective February 1, 2002, the Company completed a private placement and issued 2,300,000 shares for net proceeds of $276,000.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
Nine months ended December 31
(unaudited)

	2001	2000
Balance, beginning of year	$ 14,271,714	$ 11,318,118
Acquisition and holding costs incurred		
Property acquisitions	167,500	2,431,447
Automobile	1,617	826
Consulting		
Geological	3,724	71,646
Mineral claims	-	3,472
Depreciation	5,179	3,604
Field expenses	7,055	15,967
Insurance	1,487	1,560
Licenses and fees	166,372	158,255
Mapping and plotting	1,014	5,154
Telephone	1,827	2,739
Travel and transportation	6,493	24,661
Wages	16,500	30,000
	211,268	317,884
Balance, end of period	$ 14,650,482	$ 14,067,449

Consolidated Schedules of General and Administrative Expense
Nine months ended December 31
(unaudited)

	2001	2000
Automobile	$ 9,964	$ 4,337
B. C. Capital tax	-	(894)
Depreciation	11,918	14,823
Investor relations and printing	23,121	96,295
Legal, accounting and audit	10,714	22,536
Office and other	17,232	10,211
Registrar and transfer agent	10,609	10,473
Rent	20,057	21,725
Salaries and benefits	85,549	73,442
Stock exchange fees	17,487	11,993
Telephone	10,353	10,955
Travel	19,901	26,105
	$ 236,905	$ 302,001

Management's Discussion & Analysis

Results of Operations

The Company recorded a net loss of $236,049 ($0.003 per common share) for the nine months ended December 31, 2001 compared to a net loss of $296,064 ($0.005 per common share) for the comparable nine month period of 2000.

Operating expenses for the nine months ended December 31, 2001 were $236,905 compared to $302,001 for the comparable nine month period of 2000. This difference is attributable to the cost of travel undertaken in 2000 for the purpose of investor relations.

Liquidity and Capital Resources

For the nine months ended December 31, 2001, expenditures on exploration and development were $378,768 compared to $2,749,331 for the same period in 2000. In April 2000, the Company signed an Amended Option Agreement for the Sleeper Gold Project with Kinross Gold Corp. and as part of the Agreement, 5,400,000 common shares with a deemed value of $2,025,000 was issued to Kinross.

The Company has been successful in raising capital by private placement of treasury shares and expects to be able to continue to do so.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange: XCL

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto